SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that the new local Operations directors of the Eletrobras’ System distribution companies were appointed on October 25, 2011, as follows:

Eletrobras Distribuição Acre:	Celso Santos Matheus
Eletrobras Distribuição Alagoas:	Cícero Vladimir de Abreu Cavalcanti
Eletrobras Distribuição Piauí:	Marcelino da Cunha Machado Neto
Eletrobras Distribuição Rondônia:	Luiz Marcel Reis de Carvalho
Eletrobras Distribuição Roraima:	Rodrigo Moreira
Eletrobras Amazonas Energia:	Radyr Gomes de Oliveira - director of Generation
and Operation for the state Tarcísio Estefano Rosa – director of Generation, Transmission and Operation in the Manaus region

These appointments represent a new cycle for the distribution companies of Eletrobras, with the implementation of new management model, inserted in the process of management by policy.

This model, which should be implemented at the distribution companies by 2012, is based on the benchmark policy, which consists of the routine management of employees, close monitoring where the results will be obtained by performance indicators. By the end of the year, the Quality Management System of distribution companies should come into operation, which will monitor, systematically in an integrated manner, the advance of the planned actions.

Rio de Janeiro, October 27, 2011

Armando Casado de Araujo

CFO and Investor Relation Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.